03 JAN 13 AM 12:16

EXEMPTION 82-3295

PECOM

Buenos Aires, January 10, 2003.

03003030

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Dear Sirs,

We enclose herewith press releases issued by the Company on December 27, 2002 and January 8, 2003.

Sincerely yours,

Jorge de la Rua
Attorney

Daniel Casal
Attorney

dlw 1/14

PECOM

FORESTRY BUSINESS SALE

Perez Companc
Buenos Aires: PC
NYSE: PC

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, December 27, 2002 - Pecom Energía S.A. (Buenos Aires: Peco), announces that it has concluded the divestment process of the Forestry Business operations.

Pecom Energía S.A., by means of successive transactions, sold the following:

- Interest in, accounting for 100% of the capital stock of, Pecom Forestal S.A., a company owner of 105,000 hectares in the Province of Corrientes, to DRT Investments LLC.
- The goodwill corresponding to the forestry-industrial activities developed in Misiones, to Alto Paraná S.A., comprising 60,000 hectares and a 94.000 m^3/year capacity sawmill. Execution of this operation is subject to compliance with certain conditions and administrative formalities.
- Pecom Energía S.A.´s assets in the "Delta del Paraná" region, comprising 4,000 hectares, to DRT Investments LLC.

In compliance with the requirements of the Transparency in Public Offerings regime, DRT Investments LLC and Alto Paraná act on an arm´s length basis.

The total price of the beforementioned transactions as a whole amounted to US$ 53.16 million, accounting for a loss of approximately Ps.30 million for Pecom Energía S.A.. This loss is in addition to the Ps. 118 million impairment loss recorded by the Company as of September 30, 2002 that was determined on the basis of the estimated realizable value of the beforementioned investments as of such date.

This transaction enables Pecom Energía to move forward with the strengthening of its positioning as an integrated energy company, aligning the asset portfolio structure with the axes of the Company´s core business.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals and power generation, transmission and distribution.

PECOM

EXCHANGE OFFER
(LS Series 1999-1 Financial Trust)

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, January 8, 2003 - Pecom Energía S.A. (Buenos Aires: Peco), announces today the launch of an offer to exchange (the "Exchange Offer") Floating Rate Series N Notes due 2011 (the "Series N Notes") for up to US$101,000,000 in principal amount to be issued under the US$2,500,000,000 Medium-Term Note Program (the "Program") of the Company for any and all Trust Notes due June 9, 2002 (the "Trust Notes") issued under the LS Series 1999-1 Financial Trust with HSBC Bank Argentina S.A. as Trustee (the "Trust").

The aim of the Exchange Offer is to offer an alternative for the Holders of Trust Notes under the LS Series 1999-1 Financial Trust, with HSBC Bank Argentina S.A. as Trustee, which underlying asset is a promissory note governed by Argentine law under which the Company is obliged to pay and which the Company deems was converted to Pesos by law 25,561, Decree 214/02 and complementary regulations.

If holders validly tender their Trust Notes on or before 3:00 P.M., Buenos Aires time, on January 15, 2003 (the "Expiration Date"), the Company offers to exchange US$1 principal amount of the Series N Notes plus US$0.035 in cash for each US$1 principal amount of Trust Notes.

The Series N Notes shall be repaid in two installments, the first one of 9.90099% of the aggregate principal amount of the Series N Notes, at the time of issuance, and the remaining balance thereof to be paid in June, 2011. The Series N Notes shall pay 1.6156612% interest over the aggregate principal amount on the issuance date of the Series N Notes and shall pay an annual rate equal to LIBOR + 1% over the outstanding principal amount as from December 28, 2002.

The Exchange Offer does not constitute a resignation or waiver of any of our rights in favor of the conversion into Pesos of the promissory note which is the underlying asset of the LS Series 1999-1 Financial Trust with HSBC Bank Argentina S.A., as trustee, nor an acknowledgement or acceptance of any claim against such conversion.

The Company is making the Exchange Offer, and will issue the Series N Notes, only outside the United States in offshore transactions in reliance on Regulation S under the U.S. Securities Act.

The Series N Notes will not, upon issuance, be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration.